Announcement Summary

Entity name

GENETIC TECHNOLOGIES LIMITED

Date of this announcement

Thursday December 28, 2023

The +securities the subject of this notification are:

☑ +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
GTGAF	WARRANTS	1,500,000	22/11/2023

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

GENETIC TECHNOLOGIES LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	**Registration number**
ABN	17009212328

1.3 ASX issuer code

GTG

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

28/12/2023

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
☑ +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
07-Feb-2023 15:13	New - Proposed issue of securities - GTG	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?
☑ No

Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

GTGAF : WARRANTS

Date the +securities the subject of this notification were issued

22/11/2023

Any other information the entity wishes to provide about the +securities the subject of this notification

Approved by shareholders at the company's 2023 AGM.

Issue details

Number of +securities

1,500,000

Were the +securities issued for a cash consideration?

☑ No

Please describe the consideration being provided for the +securities

See 3B lodged 6/2/23. At the 2023 AGM shareholders approved grant of 250k warrants to Wainwright, Feb 23 placement agent, exercisable at US$1.625, 25% increase on the price paid by investors, US$1.30

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:
(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

ASX +security code and description	Total number of +securities on issue
GTG : ORDINARY FULLY PAID	115,417,246

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
GTGAE : PERFORMANCE RIGHTS	2,250,000
GTGAF : WARRANTS	4,142,668

Announcement Summary

Entity name

GENETIC TECHNOLOGIES LIMITED

Announcement Type

New announcement

Date of this announcement

Thursday December 28, 2023

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation
GTGAE	PERFORMANCE RIGHTS	1,250,000	Expiry of option or other convertible security without exercise or conversion	21/12/2023

Refer to next page for full details of the announcement

Part 1 - Announcement Details

1.1 Name of +Entity

GENETIC TECHNOLOGIES LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	**Registration Number**
ABN	17009212328

1.3 ASX issuer code

GTG

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

28/12/2023

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

GTGAE : PERFORMANCE RIGHTS

Unquoted +equity securities that have ceased

Number of securities that have ceased

1,250,000

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

21/12/2023

Is the entity paying any consideration for the cessation?

☑ No

Any other information the entity wishes to notify to ASX about the cessation?

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue
GTG : ORDINARY FULLY PAID	115,417,246

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
GTGAE : PERFORMANCE RIGHTS	1,000,000
GTGAF : WARRANTS	2,642,668

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.